PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Explanatory Note

This Amendment No. 1 on Form 1-K/A (the “Amendment”) amends the Annual Report on Form 1-K (the “2023 Form 1-K”) of UC Asset LP (the “Company”, the “Partnership”, “we” or “our”) for the year ended December 31, 2023, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024. We are filing this Amendment to amend Part II of the 2022 Form 1-K to: 1) include the full text of Report of Independent Registered Public Accounting Firm; 2) update our financial statement for the year of 2023 with inputs from our independent registered public accounting firm; and 3) update quotes from our financial statement throughout “Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations” in accordance with the updated financial statement.

Except as described above, no other changes have been made to the 2023 Form 1-K. The 2023 Form 1-K continues to speak as of the date of the 2023 Form 1-K, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the 2023 Form 1-K other than as expressly indicated in this Amendment.

Item 1. Business

General development of business.

UC Asset LP partnership (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas. Our portfolio investments are owned through a number of subsidiaries.

Starting from April 01, 2022, our principal office address has changed to 537 Peachtree Street NE, Atlanta, GA 30308, in downtown Atlanta area. Our previous principal office address was 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with an 80% interest and Jason Armstrong with a 10% interest, with the other 10% held by the Company. Gregory Bankston was the managing member of our general partner. Starting from May 01, 2023, Jason Armstrong has been hired as a manager to take over the managerial role of Greg Bankston.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC, acting as general partner, has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

The general partner is paid an annual management fee, in four payments made quarterly, at 2.0% of net asset under management of the partnership.

Business Operations

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in emerging industries where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Cannabis Property Investment

On September 29, 2021, the Company announced that we will expand our portfolio into cannabis properties.

On May 01, 2023, we made our first cannabis property investment in 50% ownership of a $3.2 million property in the State of Oklahoma. We hold this investment through AZO Properties LLC(“AZO”), a State of Oklahoma LLC, of which we own 50% membership interest that is non-managerial.

Starting from August 01, 2023, we are receiving $12,000 per month of distributions from AZO generated from our cannabis investment. We expect to continue receiving distributions as such, but there is no assurance that this investment will continue to generate this amount or any amount of distributions.

Historic Landmark

In the third quarter of 2021, the company, through its wholly-owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in downtown Atlanta. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building. As of and by December 31, 2023, ALS held the Rufus Rose House and was applying for a special permit to renovate the whole building.

Other Investments

Historically, the Company invested in residential, “short rental” properties and farmlands. The Company has exited most investments in these properties. As of and by December 31, 2023, the Company still held a few of these properties, through the two wholly owned subsidiaries listed below. Atlanta Landsight LLC (“ALS”) held a residential property and SHOC Holdings LLC (“SHOC”)  held an empty multiple family lot.

The Company purchased a piece of farmland in Dallas TX for the consideration of approximately $800,000, in the year 2017, which the Company sold for $1,900,000, in January 2023.

The Company also invests less than 20% of its net equity in debt instruments of real estate financing.

Narrative description of business.

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest in properties that are undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models which will either introduce a property to a new niche market, or facilitate new business relationships surrounding a property, under which the value of the property may reach its maximum potential. It also requires visionary thinking, to invest in properties before the market situation may experience dramatic change due to the emergence of new technologies, new economic factors, and/or new regulations.

As of and by December 31, 2023, our major business focus has shifted to investing primarily in cannabis properties. To our knowledge, we are one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in cannabis properties. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Cannabis Property Investment

On May 01, 2023, we invested in a $3.2 million medical cannabis cultivation property located in Edmond, Oklahoma (the “Edmond Property”). Edmond is a city in the Oklahoma City metropolitan area. We acquired a 50% equity ownership in this property by acquiring a 50% ownership interest of AZO Properties LLC(“AZO”), a State of Oklahoma limited liability company, which holds the title of the property lien-free. As of and by June 30, 2023, AZO has no other business operations other than owning and managing the Edmond Property.

Our 50% ownership in AZO is non-managerial. As the non-managerial member, we are entitled to receive a preferred distribution at a “base” amount of $12,000 per month, before the managing member will have the right to receive distribution or other compensation. The preferred distribution is cumulative, in the sense that any unpaid dividend will be accumulated as debt by AZO to us, which will bear a market-rate interest. After paying off the preferred distribution, AZO may pay a dividend to the managing member for a maximum amount which equals the amount of preferred distribution (the “catch-up distribution”). The catch-up distribution payable to the managing member is non-cumulative, in the sense that any unpaid catch-up distribution for a month shall be irrevocably waived and cancelled by the end of that month.

We began to receive the aforesaid preferred distribution starting from August 2023.

Under the terms of the operating agreement, the “base” amount of the preferred distribution will increase by a 5% compound rate, every 24 months after the first 36 months. In other words, “base” amount of preferred distribution will become $12,600 per month starting from August 2026, and will become $13,230 per month starting from August 2028, and so on.

AZO may pay extra distributions to us and the managing member, if it has net cash available in any given month after paying the preferred distribution and catch-up distribution. Extra distributions shall be allocated evenly (50/50) between us and the managing member.

We paid $1 million cash and issued 500,000 shares of Series B Preferred Units of UC Asset (“Series B”), in exchange for our 50% ownership of AZO. A significant part of the $1 million paid will be used to expand the Edmond Property by adding approximately 50% of cultivation space. The 500,000 Series B shares are issued at the face value of $1.20 per share. Holders of our Series B are not entitled to receive any dividend from UC Asset, and they have no voting power on the business matter of UC Asset.

Each Series B share may be converted into one common unit of UC Asset. However, Series B is only eligible for conversion, when UC Asset will receive a permanent increase of preferred distribution above the “base” amount. The number of Series B shares eligible for conversion is linked to the amount of permanent increase of the preferred distribution. This conversion mechanism is designed to motivate the managing member to improve the performance of AZO. The underlying principle is that managing member can only convert his Series B shares into common shares when AZO outperforms and distributes more than the “base” amount of preferred distribution.

Cannabis Industry Overview: Fast Growth and Its Potential

The cannabis industry, which includes the cultivation, production, and sales of cannabis products for medical and/or recreational use, is a high-growth emerging industry in the United States. While California legalized medical cannabis use as early as in 1996, it was only in the past decade that the legalization of recreational use of cannabis products started at the state level. In November 2012, Colorado and Washington became the first two states legalizing recreational cannabis use. Since then, the medical use of cannabis has been legalized in 40 states and the District of Columbia(“DC”), and the recreational or adult-use of cannabis has been approved in DC and 22 states.

The legalized cannabis market is worth $64 billion, nearly tripling over the last three years as legalization efforts swept the nation, according to a Coresight Research report.

The legalized cannabis market has the potential to grow further, if more states opt to legalize medical and recreational use in coming years. If federal legalization should occur, this would remarkably increase the size of cannabis market, and would create a nation-wide market to allow interstate commerce in cannabis products.

The public opinion, at this moment, is strongly in favor of legalization of cannabis use. A Pew Research Center survey from October 2022 found that 88% of U.S. adults support legalization of medical cannabis use, and 59% support legalization of recreational cannabis use.

Cannabis Property Investment

Cannabis property makes up the majority of capital expenditures for cannabis farming businesses. Based on our own research, it accounts for 85%-95% of total capital needed to start a cannabis farming business.

To date, the status of state-licensed cannabis under federal law has limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. This creates a higher-than-average demand within cannabis industry for alternative capital options, including demand for investments from companies like us.

The current economic and legal status of cannabis property investment, we believe, creates opportunities for investors to purchase incoming-producing cannabis properties at a higher cap-rate (in other words, at a lower average price) than if investors purchase other incoming-producing properties.

Uncertainties and Risks in Cannabis Property Investment

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in regulated cannabis facilities. Further, there are economic trends that may increase the risk of cannabis property investment.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on the demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Historic Landmark Investment

Historic landmark buildings may present unique investment opportunities. Many historic landmark buildings only have their exterior appearance protected as historic heritage, while the interior can be renovated and remodeled for commercial use. Some historic buildings were constructed as commercial properties and have remained so. Thus, a historic building has standard commercial value, plus extra financial value which may be significant from its historic heritage. For example, the Empire State Building is an office building as well as a historic landmark. Its tourism revenue, which represents monetization of its historic value, almost equals its office rent revenue, while using much less floor space.

For many historic landmarks not as prominent as the Empire State Building, monetizing historic value through tourism may not be practical since they will not attract enough tourists. There may not be any obvious means to monetize their historic value. Therefore, those historic buildings are usually sold at prices that only represent their commercial value. These are investment opportunities for investors who have plans to monetize historic value.

We believe that the development of new technology, such as block-chain based Non-fungible Tokens (“NFT”), can be used to monetize historic value of properties, which would otherwise be difficult to.

In the beginning of the third quarter of 2021, our wholly owned subsidiary Atlanta Landsight LLC (“ALS”) acquired the historic Rufus Rose House in downtown Atlanta. We will partner with technology companies to issue NFTs based on certain derivative rights related to that property. As of the date of filing, we have issued no NFTs.

Residential Property Investment

From the date of our incorporation till to the end of 2019, our primary investment model was the so-called “house-flip” model, which was to acquire undervalued residential properties in metropolitan areas, mostly Atlanta, GA, and then resell those, with or without renovations. These residential investments were primarily conducted through our wholly owned subsidiary ALS.

This investment model was attractive when there was an abundant supply of undervalued properties, as the residential property market hit its lowest point in 2012. After 2018, investment opportunities suitable for this model decreased, and we stopped acquiring residential properties after August 2019. We exited most of our investments in residential property in 2020 and 2021. We sold one more residential property and one residential lot in 2022. As of December 31, 2023, we had only one residential property in our portfolio. We have no plan to purchase additional residential properties in the foreseeable future.

“Short Rental” property investment

Short rentals, through platforms such as Airbnb (NASDAQ: ABNB) and Vrbo, have become trendy and are perceived as alternatives to conventional hotels. We set up a wholly owned subsidiary SHOC holdings LLC (“SHOC “) in the year 2020, to invest in short-rent properties in downtown Atlanta. We made our first investment in early 2021 purchasing a multiple-family property in downtown Atlanta, for $750,000. We planned to renovate this property and then partner with a local Airbnb management company to operate it.

However, the regulatory environment on short-rental business in downtown Atlanta experienced major changes in the year 2022, which caused delays on our renovation plan, and made the prospect of operating a short-rental property less desirable.

On December 08, 2022, a fire destroyed the property. Since the property was fully insured, this should not result in any significant diminishment in the value of our portfolio. As a matter of fact, we received an insurance payment of $560,000, for the full value of above-ground structure of this property in April 2023. After receiving the insurance payment, we still own the intact lot which has a historical book value of about $370,000. As of April 2024, we are listing this intact lot for sale at the price of $409,000.

We may still purchase and operate a few short-rental properties in the near future.

Other Investments

Debt Investment

Occasionally, UC Asset LP may invest in private debts and other non-property-based opportunities. Also, UC Asset may provide seller financing when selling our properties, which will result in UC Asset holding debt instruments. As of December 31, 2023 and December 31, 2022, respectively, UC Asset LP held debt investments of approximately $781,000 and $779,000 in total. None of these debts are secured. Revenue from our debt investments, mostly interest, was approximately $78,000 and $179,000 in 2023 and 2022, respectively. We plan to reduce our holdings in debt instruments in the year 2024.

Farmland

In November 2016, we formed UCF Development LLC (“UCFD”), a Texas limited liability company, and UCFD then acquired a 72-acre farm in Farmersville, Texas. The total cost of acquisition was approximately $850,000. In October 2020, the farmland was sold for $1.30 million, and UCFD was then dissolved. In 2022, we executed a buy-back option after the buyer defaulted on its payment. We bought back the land for $1.35 million in September 2022, and then sold again it for $1.90 million in January 2023.

Competitive Position in the Industry and Methods of Competition

1.	Unique Legal Structure

UC Asset is structured as a Master Limited Partnership (MLP) rather than a real estate investment trust (REIT) in order to focus on long-term value growth. The Company is among one of the very few real estate MLPs trading on US public markets.

This unique legal structure empowers UC Asset to take a longer-term approach to real estate investments, because MLPs do not have to constantly make cash distributions as REITs are required to do. Our partnership does not have a term limit. This means we may hold any investment indefinitely for the purpose of capital appreciation, or we may exist any investment at any time. Such flexibility empowers us to potentially make better investment decisions and to achieve better returns on investments.

2.	Innovative Investment Strategies

Real estate is widely considered a “conventional” industry and has limited room for innovation. However, the advancement of new technologies, particularly, information technology (“IT”), are redefining our living and working space and we believe that these developments will disrupt conventional wisdom in the real estate industry.

The management of UC Asset has background in IT and internet and has closely followed the application of new technologies in real estate. We will always look for and will invest in companies which have innovative and disruptive business models in response to new technologies.

In recent years, we have explored innovative business models, including the application of block-chain technology and non-fungible token (NFT) technology into real estate development and operations, and the development of cannabis cultivation properties.

3.	Unique Strategy in Cannabis Property Investment

We are one of only four SEC-reporting public companies investing in cannabis properties. According to their SEC-filings, the other three invest in a variety of cannabis properties, in different states, and lease to different tenants. This, in our interpretation, represents a conventional wisdom of “diversification” in investment.

We chose not to diversify our investment in cannabis properties. We believe that since cannabis is an emerging industry, failure rate of businesses will be much higher than in a matured industry. In fact, we believe that the majority of cannabis businesses may fail in a few years. Meanwhile, the few “winners” will grow exponentially and seize a disproportionately large share of the market. Diversification, therefore, is a less desirable strategy. Instead, investors should identify potential “winners” of cannabis farmers, to invest in cannabis property operated by those farmers, and grow our portfolio when those farmers expand their operations. This is the strategy we are applying. As far as we know, no other cannabis property investors on the public market are applying a strategy similar to ours.

Number of Employees

As of December 31, 2023, the Company has two full-time employees, who are the two members of our General Partner, UCF Asset LLC. The Company has one part-time employees namely an accountant.

Reports to Security Holders

The Company files regular reports, i.e., 1-Ks and 1-SAs, under Regulation A - Conditional Small Issues Exemption from the Securities Act of 1933(the “Securities Act”) on the EDGAR platform.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov

Specifically, our reports can be found at:

https://www.sec.gov/edgar/browse/?CIK=1723517

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Despite being a slow year for real estate in general, we performed better than the year before and made a moderate net profit of approximately $0.02 per share.

For most part of the year 2023, the whole real estate industry slowed down due to higher interest rate. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s.

However, we managed to sell our Dallas farmland for a price of $1.9 million in the beginning of the year, booking almost half million gross profit from this single deal. We could not make more sales for the rest of the year.

Our investment in cannabis property became successful for the year of 2023. As of April 2023, we are receiving an annualized distribution of 14.4% from our cannabis investment. However, the overall capital market environment is not in favor for investing in cannabis industry, which has limited our ability to raise more capital and expand our portfolio of cannabis properties. According to Viridian Capital Advisors (“Viridian”), total equity and debt capital raising for public and private cannabis companies in North America decreased by 68% in 2022 versus 2021. That situation did not improve during the year 2023.

Material Changes in Financial Statements

Change of Annual Revenue and Gross Profit

Total revenue increased from approximately $693,600 in the fiscal year 2022, to approximately $1.81 million in the fiscal year 2023. This increase was primarily the result of increase of our sales of real estate from approximately $0.68 million in the year 2022 to $1.81 million in the year 2023.

	2023	2022
INCOME
Sales of real estate	$1,813,600	$679,791
Rental income	-	13,500
Total income	$1,813,600	$693,291
Total Cost of sales	$1,350,250	$690,302
Gross Margin	$594,364	$2,989

Overall, the real estate market was slow for both year of 2022 and 2023, due to higher interest rates. In either year, we sold only one property. Increase of sales of real estate reflects the fact that the property we sold in the year 2023 was of much higher value than the property we sold in 2022.

Change of Operating Expenses

	2023	2022
OPERATING EXPENSES
Management fees	$111,970	$188,316
Professional fees	144,889	174,485
Other operating expenses	111,305	263,291
Depreciation	833	(17,451)
Total operating expenses	$368,245	$608,641

For the year of 2023, we continued committing us to reduce our operating expenses, and had successfully cut our expenses across the board. Overall, we reduced our operating expenses by approximately 38%, from approximately $609,000 to approximately $368,000. We believe that this reflects the efficiency of our management in cost control.

In particular, our management team reduced their management fee by approximately 40%, from approximately $188,000 in the year 2022, to approximately $111,970 in the year 2023.

Change of Profit Per Unit

For the fiscal years of 2023 and 2022, our gross profit is approximately $594,000 million and ($607,000) respectively. The following table demonstrates our gross profit and net income after allocated to common units.

Period end	Gross Profit	Gross Profit / Common Unit *	Net Income / Common Unit *	Dividend
December 31, 2023	$594,364	$0.11	$0.02	$-
December 31, 2022	$2,989	$0.00	$(0.23)	$-

*	Based on the fact that preferred units shall not be allocated any gross profit or net income for the concerned fiscal years.

Liquidity and Capital Resources

Cash Flows

As an investor, we do not manage the daily operation of any of our portfolio property, except for some insignificant and non-material operative activities. We intend to form partnerships with third party operators/managers to conduct daily operations. We usually require the third-party to bear all operating cost, except for capital spendings which will increase the value of properties.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

The following table shows a summary of cash flows for the periods set forth below:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
Net cash provided by (used in) operating activities	$208,727	$(637,878)
Net cash provided by (used in) investing activities	$(65,679)	$94,935
Net cash provided by (used in) financing activities	$(308,854)	$(544,473)
Cash at beginning of period	$168,955	$1,256,372
Cash at end of period	$3,131	$168,955

Net Cash (Used in) Provided in Operating Activities

Net cash provided by (used in) operating activities changed from $(637,878) to $208,727, mostly reflecting the improvement in our operating profitability.,

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets. In the year 2023, we received more cash from divesting our portfolio assets than in the year of 2022, and we also invested more cash into portfolio assets, which resulted in a net cash flow of $(65,679) in the year 2023, in comparison to the net cash flow of $94,935 in the year of 2022.

Net Cash Provided by Financing Activities

For the fiscal year ended December 31, 2022, net cash provided by financing activities was primarily the result of distributing a total amount of approximately $544,000 dividend for the previous year.

For the fiscal year ended December 31, 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000, plus borrowing a private loan of $50,000.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. The value of AUM was determined using fair market value (FMV) accounting, according to the bylaw (limited partnership agreement) of the Company. Starting from the year 2023, we have changed the method of calculating AUM to historical cost, with the intention to reduce management fees. As a result, management fees were reduced by approximately 40%, from approximately $188,000 in the year 2022, to approximately $112,000 in the year 2023.

We used to lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta, GA. We have terminated the lease and will no longer pay any rent after April 2022.

In February 2023, we paid off a construction loan of $400,000 and became debt free. In November 2023, we borrowed a private loan of $50,000.

In the year 2022, the Company distributed a dividend of $0.10 per common unit for the year 2021. The total amount of dividend was approximately $548,500 based on the number of common units currently outstanding.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements, including through three rounds of private placement prior to our public offering. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was approximately $1.15 million.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by December 31, 2023, our outstanding debt includes a private loan facility of $50,000 from a non-affiliated individual. It carries a gross interest of 4.5%.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Remain at Relatively High Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rate has slowed down the real estate market. For most part of the year 2023, the whole real estate industry slowed down due to higher interest rate. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. As of and by April 2024, it was widely believed that the Federal Reserve may only cut the interest rate one time in the year 2024. In other words, interest rate will likely remain at relatively high level in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. As of and by December 31, 2023, we do not have any directors, officers, or significant employees. The following are key managers of our general partner and their respective ages and positions as of December 31, 2023. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Jason Armstrong	Managing Member	50	December 2023
“Larry” Xianghong Wu	Member of Majority Interest	54	formation in January 2016

Jason Armstrong had worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018, assisting in creating budgets, schedules, and handling accounting on construction projects both in the metro Atlanta area and across the country.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011, mostly in real estate. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Prior to April 2023, Mr. Greg Bankston was our managing member in the position currently held by Mr. Jason Bankston.

Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Since 2010, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

In April 2023, Mr. Bankston quit his position as a managing member for personal reasons, but he remains a member of UCF Asset LLC. In April 2023, Mr. Armstrong was hired as manager of UCF Asset LLC. In December 2023, Mr. Bankston transfer his membership interest in UCF Asset LLC to Mr. Armstrong, making Mr. Armstrong the managing member, while Mr. Bankston is no longer a member of UCF Asset LLC.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we were still required by the rules of OTCQX, on which we used to be quoted, to set up an Audit Committee. In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent.

Starting from the beginning of 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee. However, the Company decided to keep the Audit Committee with the expectation that we might up-list to a major exchange soon.

In September 2022, one of the two members of our Audit Committee, Mr. Harris Miller, passed away. This unfortunate event left us with inadequate members to serve on the Audit Committee. Consequently, we have dissolved and terminated our Audit Committee.

Management Compensation

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation other than the Audit Committee members. Our Audit Committee members, either before or after the dissolution of Audit Committee, did not receive any compensation for the year 2022.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year 2023 and 2022 were approximately $128,000 and $188,000, respectively. In addition, the General Partner will receive 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

As of and by the date of December 31, 2022, there were no unit holders to our knowledge that beneficially owns more than 5% of our common units except for one investor who owned approximately 5.37%. The managing member of UCF Asset, LLC, Gregory Bankston, beneficially owns 11,113 of our common units (0.20%), and the member of majority interest of our general partner (“Larry” Xianghong Wu,) beneficially owns 167,953 of our common units (3.06%). The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value See “Distribution”.

As of the by the date of December 31,2023, the security ownership of certain beneficial owners and management of our company is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Majority Owner of General Partner	Common Units	172,953	3.06%
Jason Armstrong	Managing Member of General Partner	-	-	-

Item 5. Interest of Management and Others in Certain Transactions

None for the reporting period.

Item 6. Other information

Issuance of 500,000 Series B Preferred Units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

Settlement of Regulatory Action against the Company by the State of Washington

On February 27, 2023, the Department of Financial Institutions (“DFI”), State of Washington issued a Statement of Charges and Notice of Intent to Enter Order of Cease and Desist, to Impose Fines and to Charge Costs (the “Statement of Charges”) against the Company and Mr. Xianghong Wu. In the Statement of Charges, DFI stated that, during our Initial Public Offering (“IPO), which was conducted under Regulation A plus (“Reg A+”) and was qualified at the federal government level by the Security and Exchange Commission (“SEC”), and which occurred in the year 2018, our Company failed to register the IPO with the State of Washington and made one sale in the State of Washington, and hence violated the statue RCW.21.20.140 of the State of Washington.

On November 03, 2023, DFI of State of Washington, the Company and Mr. Xianghong Wu reached a Consent Order, which settled all the matters in the Statement of Charges, on a “neither admit nor deny” basis, in exchange for the Company and Mr. Xianghong Wu to pay a fine of $5,000 each. Further, the Consent Order states that, except in any action by the Securities Division of the Washington State DFI, the Consent Order is not intended to be used as an admission of or evidence of any fault, omission or liability of either UC Asset LP, Xianghong Wu, or any of their agents and employees, in any civil, criminal, arbitration, or administrative proceeding.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm -2023

1825 NW Corporate Blvd, Suite 110, Boca Raton, FL 33431 Office: 561-210-7284 | Fax: 561-325-8205 Email: info@integritatcpa.com | Website: www.integritatcpa.com Member of CPAConnect

INDEPENDENT AUDITOR’S REPORT

To the Unitholders and General Partner

UC Asset, LP

Opinion

We have audited the accompanying consolidated financial statements of UC Asset, LP and Subsidiaries (“UCA”,” the Partnership”) a Delaware Limited Partnership, which comprises the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations and changes in partners’ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, and the results of its statements operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Complex Accounting Treatments - Investment in Associate (AZO Properties)

Description of the Matter:

As discussed in Note 10b to the consolidated financial statements, The accounting for the partnership’s investment in “AZO Property LLC” (AZOP) involves significant judgment due to the complex series of transactions that occurred during 2023. The partnership formed AZOP and contributed $1 million in cash. Subsequently, a Securities Exchange Agreement was executed, resulting in the partnership issuing Series B Preferred units and transferring equity interest in AZOP to acquire an equity interest in FR-UCA LLC which was later contributed in AZOP by the partnership. This series of transactions led to the partnership losing controlling interest in AZOP and acquiring significant influence, requiring the partnership to account for AZOP as an equity investment. The transactions also involved the valuation of land at $2.2 million and capital contribution of this asset to AZOP, impacting the investment value.

How We Addressed the Matter in Our Audit:

We focused on the partnership’s accounting for its investment in AZOP using the equity method due to the significance of the investment to the partnership’s financial statements and the complexity of the transactions. Our audit procedures included, but were not limited to:

●	Evaluating the legal documentation related to the formation of AZOP, the Securities Exchange Agreement, and the amended operating agreement.

●	Assessing the appropriateness of the partnership’s determination that it had lost controlling interest in AZOP and had significant influence over AZOP.

●	Testing the accuracy and completeness of the partnership’s recording of the investment in AZOP, including the initial cash contribution and the fair value of the land contributed to AZOP.

●	Reviewing the valuation of the land contributed to AZOP, including the assumptions and methodologies used in the valuation.

●	Examining the partnership’s process for recognizing its share of AZOP’s profits or losses and ensuring that the equity method of accounting was appropriately applied.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Integritat Audit, Accounting & Advisory, LLC

Boca Raton, Florida

August 8, 2024

Report of Independent Registered Public Accounting Firm - 2022

To the shareholders and the board of directors of UC Asset, LP.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of UC Asset, LP (the “Company”) as of December 31, 2022 and the related statement of operations, stockholders’ equity, and cash flow, for the period ended December 31, 2022 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year ended December 31, 2022 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Bolko & Company

We have served as the Company’s auditor since 2023.

Boca Raton,

May 17, 2023

Bolko & Company

Certified Public Accountant

UC ASSET, LP

Consolidated Balance Sheets

December 31,

	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,131	$168,955
Accounts receivable	2,500	2,675
Insurance claim receivable	-	560,000
Marketable equity securities held for sale	-	100,000
Real estate held for sale	340,006	1,645,465
Loan receivable, third parties	218,000	779,148
Convertible loans receivable, third parties	461,166	-
Loans receivable, related parties	216,702	10,544
Prepaid expenses and other assets	34,107	19,473
Total current assets	1,275,612	3,286,260

NON-CURRENT ASSETS
Property and equipment, net	-	833
Real estate held for sale	979,040	-
Real estate held for rental, net of accumulated depreciation	-	472,711
Real estate held for renovation/remodel	-	1,838,719
Investments in joint ventures	3,537,717	100
Total non-current assets	4,516,757	2,312,363

Total Assets	$5,792,369	$5,598,623

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued expenses	$5,817	$1,213
Due to related party	41,146	-
Short-term note payable, third party	52,000	208,120
Total current liabilities	98,963	209,333

NON-CURRENT LIABILITIES
Mortgage loan	-	400,000
Total non-current liabilities	-	400,000

Total Liabilities	98,963	609,333

PARTNERS’ CAPITAL
Series B preferred units, 500,000 and 0 issued and outstanding at December 31, 2023 and 2022	600,000	-
Common units 5,485,025 and 5,485,025 issued and outstanding at December 31, 2023 and 2022	5,093,406	4,989,290

Total Partner’s Capital	5,693,406	4,989,290

Total Liabilities and Partners’ Capital	$5,792,369	$5,598,623

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2023	2022
INCOME
Sales of real estate	$1,813,600	$679,791
Rental income	-	13,500

Total income	1,813,600	693,291
COST OF SALES
Cost of sales	1,350,000	690,302

Total cost of sales	1,350,000	690,302

Gross Margin	463,600	2,989
OPERATING EXPENSES
Management fees	111,970	188,316
Professional fees	144,889	174,485
Other operating expenses	110,553	263,291
Depreciation	833	(17,451)

Total operating expenses	368,245	608,641

Net income/(loss) from operations	95,355	(605,652)

OTHER INCOME (EXPENSE)
Unrealized loss on investment in marketable equity securities	-	(750,000)
Loss on settlement of loan receivable	(67,749)	-
Long lived asset impairment reserve	(120,000)	-
Gain (loss) on settlement of loan payable	108,120	(39,100)
Interest income	92,575	179,383
Interest expense	(4,185)	(29,362)

Total other income (expense)	8,761	(639,079)

Net income	$104,116	$(1,244,731)
Net income per common unit	$0.02	$(0.23)
Weighted average common units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Changes in Partners’ Capital

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	Limited Partners Preferred B Units Amount	Total Partners’ Equity

BALANCE, January 1, 2022	5,485,025	166,667	-	$6,778,395	$300,000	$-	$7,078,395

Retirement of Preferred A units	-	(166,667)	-	-	(300,000)	-	(300,000)
Dissolution of wholly owned subsidiary	-	-	-	100	-	-	100
LP Unit Distributions	-	-	-	(544,474)	-	-	(544,474)
Net loss	-	-	-	(1,244,731)	-	-	(1,244,731)

BALANCE, December 31, 2022	5,485,025	-	-	4,989,290	-	-	4,989,290
Issuance of Preferred B units to acquire JV interest	-	-	500,000	-	-	600,000	600,000
Net income	-	-	-	104,116	-	-	104,116

BALANCE, December 31, 2023	5,485,025	-	500,000	$5,093,406	$-	$600,000	$5,693,406

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$104,116	$(1,244,731)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gross profit realized on sale of portfolio property	(463,600)	-
Net unrealized loss (gain) on marketable equity securities	-	750,000
Net realized loss on transfer of note receivable	67,749
(Gain) loss on settlement of loan payable	(108,120)	39,100
Amortization of prepaid expense and deferred rent	19,547	23,331
Loss on impairment of investment in related party	120,000	-
Loss on joint venture investment	1,002	-
Loss on dissolution of subsidiary	100	-
Depreciation and amortization	833	(17,451)
Changes in working capital items
Accrued interest receivable	(62,857)	(167,383)
Insurance claim receivable recovered	560,000	-
Deposits	-	(1,010)
Accounts receivable	(2,500)	(2,675)
Prepaid expense	(34,147)	(17,059)
Accounts payable and accrued expenses	4,604	-
Accrued interest payable	2,000
Net cash used in operating activities	208,727	(637,878)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(16,000)	(200,000)
Investment in portfolio properties	(550,870)	(395,896)
Investments in joint ventures	(1,000,000)	-
Investment in related party receivable	(202,971)	-
Proceeds from sale of portfolio properties	1,813,600	679,791
Purchase of General Partner units	(120,000)	-
Repayments of portfolio loans	10,544	11,040
Net cash provided by (used in) investing activities	(65,697)	94,935
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loan	50,000	150,000
Proceeds from related party loan	41,146	-
Repayment of mortgage	(400,000)	--
LP Unit distributions	-	(544,473)
Repayment of short term loan	-	(150,000)
Net cash provided in financing activities	(308,854)	(544,473)
Net decrease in cash and cash equivalents	(165,824)	(1,087,416)
CASH and cash equivalents, beginning of period	168,955	1,256,371

CASH and cash equivalents, end of period	$3,131	$168,955
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash	$2,185	$29,362
Non-Cash Financing Activities:
Purchase of property for cancellation of note receivable and issue of note payable	$-	$1,350,000
Exchange of Preferred A units for note receivable	$-	$300,000
Exchange of Preferred B units for land	$600,000	$-
Exchange of marketable equity securities for settlement of debt	$208,120	$-
Contribution of loan receivable to joint venture	$100,000	$-
Contribution of investment property to joint venture	$1,838,719	$-
Transfer of note receivable from a party to a separate party	$414,000	$-

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership” or “UCA”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016. The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation The Partnership prepares its financial statements on the accrual basis in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC and SHOC Holdings LLC. All inter-company balances and transactions have been eliminated.

(c) Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and equivalents The Partnership considers all highly liquid instruments with original maturities of three (3) months or less to be cash equivalents. UCA had no financial instruments that qualified as cash equivalents at December 31, 2023 and 2022.

(e) Investments The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their historical cost, except for investments in marketable equity securities held for sale, which are marked to market value at each period end.

(f) Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Revenue Recognition The Partnership recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a partnership should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the partnership expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g) Revenue Recognition, continued

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Partnership satisfies a performance obligation

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

When determining the transaction price, an entity must consider the effects of all of the following:

Variable consideration

Constraining estimates of variable consideration

The existence of a significant financing component in the contract

Noncash consideration

Consideration payable to a customer

The Partnership generates revenues from three main sources as indicated below:

1.	Income from Sale of Real Estate: Revenues from the sale of real estate are recognized when the risks and rewards of ownership are transferred to the buyer. This typically occurs upon delivery of the property and when significant risks and rewards associated with ownership are transferred.

2.	Interest Income from Granting Loans: Revenues from interest income on loans are recognized over time as the interest accrues, typically using the effective interest rate method. Under this method, interest income is recognized based on the carrying amount of the loan and the effective interest rate as per the loan agreements. Interest income is accrued and recognized in the income statement as it is earned over the period of the loan.

3.	Income from Rental Properties: Revenues from rental properties are recognized over time as the rental services are provided. Rental income is recognized on a straight-line basis over the term of the lease.

(h) Related Party Transactions Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties. UCA, in accordance with ASC 850, presents disclosures about related party transactions and outstanding balances with related parties. See Note 4.

(i) Equity Method Investments The Partnership accounts for investments in which it has a non-controlling interest, yet has significant influence over the entity, using the equity method of accounting, whereby UCA records its pro-rata share of earnings, contributions to and distributions from joint ventures as adjustments to the investment balance in Other Long Term Assets on its Consolidated Balance Sheets. The pro-rata share of earnings is also recorded in Other Income (Loss), net, on its Consolidated Statement of Operations. ASC 323 requires that joint ventures be accounted for using the equity method. UCA has two effective joint venture agreements.

(j) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred. UCA has had property held for rental, which ASC 360 requires to be accounted for in the same manner. UCA’s estimated useful lives of property, plant and equipment are generally:

Fixed Assets - 3 years

Buildings - 30 years

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(k) Assets Held For Sale Assets and liabilities to be disposed of that meet all the criteria to be classified as held for sale are carried at the lower of their historical cost or fair value less costs to sell. UCA did not record any impairment charges related to assets held for sale during the years ended December 31, 2023, and 2022. Assets are not depreciated or amortized while they are classified as held for sale. See Note 9.

(l) Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(m) Recent Accounting Pronouncements The Partnership has considered recent Accounting pronouncements during the preparation of these financial statements and determined that although some may become applicable for the Partnership in the future, none were determined to have an impact on UCA’s current financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

December 31, 2023	Level 1	Level 2	Level 3	Total
Note receivable, related party	$-	$-	$216,702	$216,702
Note receivable	-	-	218,000	218,000
Convertible notes receivable	-	-	461,166	461,166
Investment in joint ventures	-	-	3,537,717	3,537,717
Note payable	-	-	52,000	52,000
Total	$-	$-	$4,485,585	$4,485,585

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(d) Fair value measurements, continued

December 31, 2022	Level 1	Level 2	Level 3	Total
Note receivable, related party	$-	$-	$10,544	$10,544
Note receivable	-	-	779,148	779,148
Marketable equity securities held for sale	100,000	-	-	100,000
Convertible notes receivable	-	-	-	-
Note payable	-	-	208,120	208,120
Mortgage payable	-	-	400,000	400,000
Total	$100,000	$-	$1,397,812	$1,497,812

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash Funds held by the Partnership are deposited in financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was not in excess of FDIC insured limits at December 31, 2023 and 2022.

b) Notes receivable The Partnership holds various notes receivable, from related parties and third parties. The note issuers demonstrate their willingness and ability to repay as agreed. Approximately $460,000 of these notes are convertible into common stock of a publicly traded company at a discount to the then market price of the stock, at UCA’s option. At December 31, 2023, the quoted market price less the discount applied results in a number of shares issuable upon conversion having a value greater than the note balance.

NOTE 5 - INSURANCE CLAIM RECEIVABLE

As of December 31, 2022, the Partnership reported insurance claim receivable related to a fire incident that occurred on December 8, 2022, resulting in total loss damage to its property. The insurance claim receivable represents the amount of $560,000 approved by the insurance company.

During the year ended December 31, 2023, the Partnership received $560,000 as settlement for the insurance claim related to the property damage.

NOTE 6 - MARKETABLE EQUITY SECURITIES

During fiscal year ending December 31, 2023, the Partnership held 100 million common shares of an unrelated publicly traded company. In 2023, there was a note payable outstanding to the same party, See note 12. The partnership redeemed the 100 million shares for settlement of the $208,120 note payable owed to this third party triggered by the third party’s failure to maintain its OTC Pink Current Information status for 90 consecutive days. The shares had a book value of $100,000 and were exchanged for the settlement of the note payable of $208,120 owed to the third party, resulting in a gain of $108,120 recorded as gain on settlement of loan in the financial statements. This transaction was governed by the terms outlined in the amended agreement between the Partnership and the third party. On December 31, 2023, there were no marketable securities held and the related note payable has the zero balance.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - LOANS RECEIVABLE

In April 2023, the Partnership advanced $16,000 to a third party for a note receivable carrying an 8% interest rate and maturity of December 11, 2023, which has been extended to June 30, 2024. This note was repaid in July 2024. At December 31, 2023, the outstanding principal balance was $16,000 and accrued interest was $806.

In May 2022, the Partnership advanced $200,000 to a third party for a note receivable carrying an 8% interest rate and maturity of November 27, 2022, which was extended to May 27, 2023, and then to December 16, 2023, with a change of the interest rate to 18%, and was further extended to January 31, 2024.In January 2024, the maturity was extended to July 31, 2024, and an amount of $6,000 was due and paid as a penalty for the additional extension. In August 2024, it was extended to September 30, 2024. At December 31, 2023, the outstanding principal balance was $200,000 and accrued interest was $18,000.

On March 04, 2020, a borrower issued a promissory note with a principal amount of $400,000 to the Partnership, bearing interest at a rate of 1.75% per quarter and a maturity date of March 04, 2023. At December 31, 2022, the note receivable had an outstanding principal balance of $400,000 and accrued interest of $79,148. On January 31, 2023, the partnership entered into a four-party security exchange agreement “Swap agreement”. Through the swap agreement, the partnership cancelled the promissory note receivable of $400k from the borrower and received a Convertible note receivable of $414,000 (Principal and accrued interest) from a third party publicly traded company. There was as difference in accrued interest exchanged in the amount of $65,148, which was recognized in the income statement as a loss on settlement of loan receivable. The convertible promissory note issued in the amount of $414,000 bearing interest rate of 8% per annum and has a maturity date of January 30, 2024. The promissory note can be converted into the common stock of the resulting borrower which is tradeable on the OTC Market. In January 2024, the maturity was extended to July 31, 2024. As of December 31, 2023, the outstanding principal balance was $414,000 and accrued interest balance was $30,360. At the date of this report the note is still outstanding and is in default. UCA is negotiating another amendment for a maturity extension with the borrower.

NOTE 8 - LOANS RECEIVABLE RELATED PARTIES

On May 15, 2019, the partnership filed Form 1-U to convert the partnership into Qualified Opportunity Fund “QOF”. On June 10, 2019, the partnership issued a promissory note receivable to UCF Asset LLC, the General Partner, (GP), for $100,000 at an interest rate of 0.375% per month, non-compounded which carried a maturity date of the earliest date of 1) when the Partnership raised $20 million proceeds through the issuance of preferred shares; OR 2) June 10, 2021. The promissory note was an advance for the purpose of raising funds for the partnership to convert to a QOF.

On June 19, 2020, the partnership withdrew its plan to convert to a QOF. This resulted in a new repayment schedule in accordance with the “Resolution to General Partner Advancement Repayment Plan”. The terms of repayment were that the principal amount of $50,000, and the accrued interest of $1,500 were due from the GP by June 30, 2020. The remaining principal amount of $50,000, and accrued interest of $1,500, is to be repaid in instalments equal to ten percent (10%) of the GP’s management fee on a quarterly basis. Any outstanding balance of the unpaid advancement bear non-compounded interest quarterly at rate of 1%. The new repayment schedule commenced on July 01, 2020. On December 31, 2022, the outstanding principal due from GP was $10,544. The principal and accrued interest was received during 2023. On December 31, 2023, there was no loan receivable outstanding due from GP.

On January 31, 2023, the partnership entered into a Joint Venture “JV” agreement with GEB LLC. The JV agreement stated that any payments by partnership for direct or indirect costs related to the improvement of the contributed property, was to be recorded as a loan receivable due from the JV to the Partnership. The loan receivable has an interest rate of 9% per annum, charged monthly at a rate of 0.75% per month. As of December 31, 2023, the outstanding principal balance is $202,971 and the accrued interest is $13,731. There is no specified maturity date, nevertheless, repayments are to be made when the other party to the JV makes capital contributions. See Note 10.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - REAL ESTATE

(a) Real Estate held for sale

(i) Property A, Sandy Springs, GA – In June 2020, the partnership, through its wholly owned subsidiary Atlanta Landsight LLC, entered into an assignment agreement of economic rights & operational rights “agreement” with an unrelated person to purchase this residential property. Prior to the date of purchase of property, the company agreed to pay the unrelated party $337,500 for the economic rights & operational rights of the property permitting the company to use the property prior to a transfer of title. After the transfer of rights, the value of this property was increased due to improvements made to the property. The Company held this real estate property for rental purposes. At December 31, 2022, the property had a value of $495,367 and an accumulated depreciation of $22,656. On January 17, 2023, the company paid the remaining first mortgage balance of $380,924 which cleared the lien on the property. The unrelated party was obligated to sell the property to the company for $1. After the purchase of property, the value of this property was increased due to improvements made to the property by UCA and designating it as a property for sale. The capitalized value of the property was $979,040 on December 31, 2023, and no depreciation was charged during the year 2023 as the property was held for sale for the entire year. At December 31, 2023, there was no real estate held for rental.

(ii) Texas Land - In August 2022, the partnership through its wholly owned subsidiary Atlanta Landsight LLC “ALS”, purchased land in Texas with a convertible promissory note owed by ALS in the amount of $1,097,250 and a short term note of $252,750. On December 31, 2022, ALS received and accepted an offer to sell the land to a third party for $1.9 million in cash. In January 2023, ALS closed on the sale of the Texas property and received approximately $1.9 million in cash. At December 31, 2023 and 2022,$0 and $1,350,000, respectively, property value was reported on the balance sheet pertaining to this property.

(iii) Atlanta Land - In November 2022, the partnership, through its wholly owned subsidiary SHOC LLC “SHOC” received an offer to sell a property that it was renovating for $1.05 million. In December 2022, before the closing of the sale was to occur the property was totally destroyed by fire. SHOC and the property insurance company agreed to a cash settlement of $560,000 from its insurance coverage. As a result, SHOC reclassified the remaining property value of $295,465, as Real estate held for sale. This pertains to the land value as the building and any attachments were destroyed by the fire. In 2023, SHOC paid approximately $45,000 to clear the debris left by the fire, this amount has been capitalized in the book value of the land. At December 31, 2023 and 2022, the property value is reported on the balance sheet at $340,006 and $295,465, respectively.

b) Real Estate held for renovation/remodel/rebuild

(i) Rufus Rose House – In July 2021, the partnership through its wholly owned subsidiary Atlanta Landsight LLC, purchased the Rufus Rose House for $1,650,000. After the purchase of the property, the value of this property was increased due to improvements made to the building for making the building ready for use. As of December 31, 2022, the Company held real estate for renovation with a value of $1,838,719. On January 31, 2023, the Company contributed this property as capital contribution to the Rufus Rose House Joint Venture. See Note 10. At December 31, 2023, there was no real estate held for renovation/remodel/rebuild.

Depreciation expenses amounted to $833 and $(17,451) for the years ended December 31, 2023, and 2022, respectively.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INVESTMENT IN JOINT VENTURES

1. Rufus Rose House Joint Venture

On January 31, 2023, Atlanta Landsight, LLC (ALS) and Great Estate Builders LLC (GEB) formed an unincorporated joint venture, “Rufus Rose House Joint Venture” (“JV”) for the purpose of operating a venture to improve, rent and possibly eventually sell the “Rufus House” Property. In accordance with the terms of agreement both the parties have Joint control over the JV.

ALS contributed property, “Rufus House” for the value of $1,838,719 and converted $100,000 loan previously owed as capital contribution. The company determined the estimated fair value of the consideration paid to be $1,938,719.

RRH JV Balance at Inception	$-
Asset Contribution	1,938,719
Asset distribution	-
Profit or Loss from JV	-
Balance at December 31, 2023	$1,938,719

Additionally, the JV agreement allows ALS to accrue a loan receivable for any payments made by it to cover any direct or indirect cost related to the improvement of the contributed Property, See Note 8.

1. AZO Property LLC

On April 3, 2023, the partnership formed an Oklahoma Limited liability Company “AZO Property LLC” and contributed $1 million in cash.

On May 01, 2023, the partnership and a third party entered into a “Securities Exchange Agreement” for the partnership to issue 500,000 of its Series B Preferred units at $1.20 per unit and 50% equity interest in AZOP, a wholly owned subsidiary, valued at $600,000 to a third party for the acquisition of 50% equity interest in FR-UCA LLC. FR-UCA holds a parcel of land in Oklahoma and has no other asset or liability. The land was valued at $2.2M at time of Purchase. This exchange resulted in the partnership holding 50% equity interest in AZOP and 50% equity interest in FR-UCA, and the third party holding 50% equity interest in FR-UCA, 50% of AZOP and 500,000 units of the partnership. This exchange resulted in the partnership losing the controlling interest in AZOP and acquiring significant influence in AZOP. This resulted in the partnership accounting for AZOP as an equity investment from the date of the exchange agreement.

On May 01, 2023, after the exchange, the partnership and the third party amended the operating agreement of AZOP. The terms of the new agreement require both the partnership and the third party to transfer their 50% equity interest in FR-UCA to AZOP as capital contribution. This resulted in FR-UCA become the wholly owned subsidiary of AZOP. The total Capital contribution in AZOP is $3.2 million which is comprised of $1 million in cash and $2.2 million in fair value of the property. The partnership holds 50% equity interest in AZOP with the “Investment in AZOP” valued at $1.6 million.

Below is the summary of changes to the investment value during 2023:

AZOP Balance at Inception	$-
Asset Contribution	1,600,000
Asset distribution	-
Profit / (Loss) from JV	(1,002)
Balance at December 31, 2023	$1,598,998

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At year end the Partnership accrued amounts owed to vendors and certain other accrued expenses, which were comprised of the following:

	December 31, 2023	December 31, 2022
Vendor Payables (Professional fees)	$4,604	$-
Limited Partner distribution payable	1,213	1,213
Total accounts payable and accrued liabilities	$5,817	$1,213

NOTE 12 - NOTES PAYABLE

On September 26, 2022, the partnership issued an unsecured promissory note to a third party for $225,858 bearing interest at a rate of 0% for 45 days, with a maturity date of November 10, 2022. On November 11, 2022, the partnership and the third party amended the original agreement changing the maturity date to November 10, 2024, and the interest rate to 8% per annum, non-compounded, after the partnership made a payment of $17,737, resulting in a note payable balance of $208,121. The amended agreement included a new clause which provided the partnership the ability to exchange 100 million restricted common shares of the note holder, held by UCA in full satisfaction of the outstanding balance of the note payable if the third party’s fails to maintain its Current OTC Pink Information status for 90 consecutive days. See note 6. At December 31, 2023 and 2022, this note payable has a zero and $208,121 balance, respectively.

On November 13, 2023, the Partnership issued a $50,000 secured promissory note to a third party carrying a 2% monthly interest rate with a maturity date of February 12, 2024. At December 31, 2023, the outstanding principal balance was $50,000 and accrued interest was $2,000. The accrued interest was defaulted on, and a settlement agreement was made on April 12, 2024, after the partnership paid $7,000 for accrued interest owed. On this date, partnership also issued a new note converting any balance owed of the previous note into the initial principal of the new note. The new note bears interest at a rate of 2% per month and matures on July 12th, 2024.

NOTE 13 - DUE TO RELATED PARTY

In the normal course of business, the partnership may make payments on behalf of related parties or advance funds, and likewise a related party may make payments on behalf of the partnership or advance funds for operations. At December 31, 2023, and 2022, the partnership had an outstanding balance of $41,146 and $0, respectively, due to a related party. This amount is non-interest bearing and payable on demand.

NOTE 14 - MORTGAGE LOAN

On June 28, 2021, the partnership, through its wholly owned subsidiary SHOC Holdings LLC, entered into a mortgage loan agreement for $400,000 with a financial institution to purchase a building located at Atlanta, GA See Note 9a(iii) bearing a variable interest rate, computed as follows - index rate (3.25% per annum at the time of obtaining loan) plus margin of 1% per annum, with a maturity date of July 5th, 2022 which was extended to July 25, 2023. On January 24, 2023, the Partnership fully paid the mortgage loan of $400,000. The repayment was made in accordance with the loan agreement’s terms, ensuring the release of the lien on the property. At December 31, 2023, there was no mortgage loan and no lien on the property.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - RELATED PARTY TRANSACTIONS

Management fees

The Partnership pays annual management fees to UCF Asset LLC, (UCFA). Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $111,970 and $188,316 for the years ended December 31, 2023, and 2022, respectively.

Loans and advances

The Partnership has provided loans and received advances from related parties. (See Notes 8 and 13)

NOTE 16 - PARTNERS’ CAPITAL

The Partnerships capital structure consists of one General Partner and 72 limited partners. The Partnerships total contributed capital since inception was $8,006,004 at December 31, 2023, and 2022. The limited partner common units issued and outstanding are 5,485,025 at December 31, 2023, and 2022. The limited partner preferred Series A units are 0 and 166,667 at December 31, 2023 and 2022, respectively. The limited partner preferred Series B units are 500,000 and 0 on December 31, 2023, and 2022, respectively. The Partnership holds $120,000 and $0 “general partner” LLC units on December 31, 2023, and 2022. No general partner units exist, as the GP is not legally a partner and has contributed no capital.

The Series A Preferred Units carry the following rights and privileges:

-	annual dividend of $0.09 per unit, not to exceed the audited annual net increase to net assets from operations

-	carry no voting rights

-	preference for dividends and in liquidation

-	12 months post issuance, redeemable at $0.50 per unit, if the market price of the common units falls below $0.50 per unit for 20 consecutive trading days

-	12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 (if the lowest closing price of the common units is $1.80 or more for the 5 trading days prior to conversion), up to 1.125:1.0 (if the lowest closing price of the common units is $1.60 or less for the 5 trading days prior to conversion)

-	conversion and redemption price shall not be lower than the book value per common unit based on the. last audited book value per unit

The Series B Preferred Units carry the following rights and privileges:

-	Carry no automatic dividend rights, the LP can elect to declare a dividend for the Series B.

-	Carry no voting rights.

-	Preference for dividends and in liquidation over common units and any other preferred units.

-	Carry no redemption rights.

-	12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 initially (Conversion ratio=Face Value/Conversion Price, or 1=$1.20/$1.20). The partnership can opt to designate a different Conversion Price. The partnership may reset a Maximum Conversion Amount.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PARTNERS’ CAPITAL, continued

In May 2023, the Partnership exchanged 500,000 Series B Preferred units, with a face value of $1.20 per unit. See Note 10.

In the first quarter of 2020, the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash. In June 2022, the Partnership retired these units by the transfer of Note receivable with a principal of $300,000 and accrued interest of $39,100.

Distributions - Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2023 and 2022, the partnership distributed $0 and $544,474, respectively, to the limited partners.

Allocations of Profits and Losses Net profits and losses are allocated to all partners in proportion to each partner’s respective capital contribution. The GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners. Net profits and losses are defined as being net of GP profit participation, if any.

NOTE 17 - PENALTY

In November 2023 UCA and a related party entered into a consent order with the Washington State Department of Financial Institutions agreeing to pay a $10,000 penalty and $2,500 in investigative costs for failing to register its Form 1-A offering with the State before receiving a subscription from a Washington State resident. The $12,500 was paid in November 2023.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a) Material contracts On January 31, 2023, the partnership entered into a joint venture agreement between with Great Estate Builders LLC to operate an office to improve, rent and potentially sell the Property, and for such other purposes as the Joint Venturers may determine from time to time.

b) Other From time to time we may be subject to asserted claims and liabilities that may arise in the ordinary course of business. At December 31, 2023, and 2022, the partnership is not aware of any claims or related liabilities.

NOTE 19 - SUBSEQUENT EVENTS

The partnership has evaluated all events that have occurred subsequent to the Balance Sheet date through the date these financial statements were available for issuance to identify significant events requiring disclosure. See Notes 7 and 12 for subsequent events.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - SUBSEQUENT EVENTS, continued

Management determined that the following subsequent events were significant and required disclosure:

1.	On January 1, 2024, the partnership issued a secured promissory note to a private investor bearing an interest rate of 1.5% per month, non-compounded, for $50,000 with a maturity date of March 29, 2024. This note was fully repaid on March 25, 2024. As of the date of the report, no balance is outstanding for this promissory note.

2.	On February 15, 2024, the partnership issued an unsecured promissory term note to a related party bearing an interest rate of 2% per month, non-compounded, for $12,000 with a maturity date of May 14, 2024. This note was fully repaid on May 20, 2024. As of the date of the report, no balance is outstanding for this promissory note.

3.	On March 22, 2024, the partnership issued a secured promissory note to a private investor bearing an interest rate of 18% for $60,000 with a maturity date of June 21, 2024, in consideration of and as an inducement to purchase this Note, the partnership pledged the property located at Sandy Springs, GA (Refer note 9a (i) for property details). As of the date of this report, the note is still outstanding and is in default.

4.	On April 12, 2024, the partnership issued a secured promissory note to a private investor bearing an interest rate of 24% for $50,000 with a maturity date of July 12, 2024, in consideration of and as an inducement to purchase this Note, the partnership pledged the building located in Atlanta See Note 9b (i). This note was repaid at maturity. As of the date of this report, no balance is outstanding for this note.

5.	On April 23, 2024, the partnership issued a secured promissory note to a private investor bearing an interest rate of 13.5% for $120,000 with a maturity date of May 1, 2025, in consideration of and as an inducement to purchase this Note, the partnership pledged the land located in Atlanta See Note 9a (iii). This note was repaid on July 10, 2024. As of the date of this report, no balance is outstanding for this note.

6.	On April 23, 2024, the partnership entered into an agreement for advancement of expenses with an unrelated third party whereby it advanced a total of $60,000 bearing an interest rate of 8% with a maturity date of January 21, 2025. This note was repaid in July 2024. As of the date of this report, no balance is outstanding for this note.

7.	On July 10, 2024, the partnership entered into an investment agreement with an unrelated third party for a convertible note receivable in the face amount of $150,000 to settle the $16,000 note (See Note 7) including accrued interest and the $60,000 note (See Note 19 f) including accrued interest and the $60,000 note and an additional $67,973 disbursed in cash under this note. This note carries a 10% interest rate with a maturity date of July 9, 2025. As of the date of this report, $150,000 balance is outstanding for this note

Item 8. Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred, filed previously with our Form 1-SA on August 21, 2023

10.1	Omitted

10.2	Employment Agreement of Jason Armstrong as the Manager of General Partner, previously filed with our Form 1-K on May 17, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on August 09, 2024.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Xianghong Wu
	Name:	Xianghong Wu
	Title:	Managing Member